UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

                     Nelnet, Inc.

(Name of Issuer)

          Class A Common Stock

(Title of Class of Securities)

                   64031N 10 8

(CUSIP Number)

                  12/31/2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[	]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Muhleisen, Angela L.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3)	SEC Use Only

4)	Citizenship or Place of Organization

United States

Number of	5) Sole Voting Power	2,582,506 (1) (3)
Shares

Beneficially

Owned	6) Shared Voting Power	7,845,746 (2) (3)
by Each

Reporting

Person	7) Sole Dispositive Power	2,582,506 (1) (3)
With:

8) Shared Dispositive Power	7,845,746 (2) (3)

9)	Aggregate Amount Beneficially
Owned by Each Reporting Person	10,428,252 (3)

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)	[	]

11)	Percent of Class Represented by Amount in Row (9)	26.5%

12)	Type of Reporting Person (See Instructions)	IN

(1)

Includes 1,567,939 shares of Class A common stock that were issued to the reporting person when Packers Service Group, Inc. (“Packers”), which held 11,068,604 shares of Class A common stock, was merged with and into a wholly owned subsidiary of the issuer (the “Merger”) in exchange for the issuance to the shareholders of Packers (including the reporting person, who owned or controlled 27.0% of the outstanding capital stock of Packers at the time of the Merger and thus had previously reported beneficial ownership of the 11,068,604 shares of Class A common stock held by Packers) of a total of 10,594,181 shares of the issuer’s Class A common stock. In addition to the 1,567,939 shares of Class A common stock that were issued directly to the reporting person through the Merger, the reporting person’s son and daughter also each were issued 646,245 shares of Class A common stock through the Merger, as described below.

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(2)

Includes (i) 88,864 shares of Class A common stock jointly owned by the reporting person and her spouse, (ii) 1,117,576 shares of Class A common stock owned by the reporting person's spouse, (iii) 646,245 shares of Class A common stock owned by the reporting person’s son, which were issued in connection with the Merger, (iv) 646,245 shares of Class A common stock owned by the reporting person’s daughter, which were issued in connection with the Merger, (v) 1,166,848 shares of Class A common stock held by Union Bank and Trust Company (“Union Bank”), of which the reporting person is a director, executive officer and significant shareholder through Farmers & Merchants Investment Inc. (“F&M”), as trustee for certain grantor retained annuity trusts (“GRATs”), established by the reporting person and her spouse, which amount reflects distributions during 2008 from the GRATs to the grantors under such GRATs of shares of Class A common stock, and also includes shares that are owned by entities that the reporting person may be deemed to control, consisting of: (a) 404,500 shares of Class A common stock owned by F&M, of which the reporting person is a director and an executive officer and owns or controls 35.9% of the outstanding capital stock, (b) 269,742 shares of Class A common stock and 1,567,473 shares of Class B common stock (which are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by Union Bank as trustee under several GRATs and Charitable Remainder Trusts (“CRUTs”), which amounts reflect distributions during 2008 from the GRATs and CRUTs to the grantors under such GRATs and CRUTs of shares of Class A common stock and Class B common stock, (c) 235,000 shares of Class A common stock held by Union Bank for a charitable foundation, (d) 45,000 shares of Class A common stock held by Union Bank for its profit sharing plan, and (e) 1,658,253 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, which is a commercial bank. The reporting person disclaims beneficial ownership of such shares except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares.

(3)	All amounts in Items 5-9 are as of December 31, 2008.

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Item 1.

(a)	Name of Issuer:

Nelnet, Inc.

(b)	Address of Issuer's Principal Executive Offices:

121 South 13th Street

Suite 201

Lincoln, Nebraska 68508

Item 2.

(a)	Name of Person Filing:

Muhleisen, Angela L.

(b)	Address of Principal Business Office or, if none, Residence:

c/o Farmers & Merchants Investment Inc.

6801 South 27th Street

Lincoln, Nebraska 68512

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

64031N 10 8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[	]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

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(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[	]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[	]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

10,428,252

(b)	Percent of class:
26.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

2,582,506 (1)

(ii)	Shared power to vote or to direct the vote:

7,845,746 (2)

(iii)	Sole power to dispose or to direct the disposition of:

2,582,506 (3)

(iv)	Shared power to dispose or to direct the disposition of:

7,845,746 (4)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

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Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

1.	See Item (5) footnotes above.

2.	See Item (6) footnotes above.

3.	See Item (7) footnotes above.

4.	See Item (8) footnotes above.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/13/2009

Angela L. Muhleisen

/s/ William J. Munn
Name: William J. Munn
Title: Attorney-in-Fact*

*Pursuant to the power of attorney filed on September 6, 2005 as an exhibit to this statement and incorporated herein by reference.

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